(212) 474-1912

August 31, 2010

Airgas, Inc.
Additional Solicitation Materials
Filed August 27, 2010
File No. 1-09344
Filed by Air Products Distribution, Inc. and Air Products and Chemicals, Inc.

Dear Ms. Campbell Duru:

On behalf of our clients Air Products and Chemicals, Inc. (“Parent”) and Air Products Distribution, Inc. (“Purchaser”), a wholly owned subsidiary of Parent (together with Parent, “Air Products”), I am writing to respond to the comments of the staff of the Division of Corporation Finance, Office of Mergers and Acquisitions (the “Staff”), of the Securities and Exchange Commission (the “Commission”) delivered to us telephonically on August 30, 2010, regarding the press release issued by Air Products on August 27, 2010.

Air Products supplementally advises the Staff that over the past several weeks, Air Products has had discussions with a number of Airgas’s significant stockholders, directly or through its financial advisors or MacKenzie Partners, its information agent and proxy solicitor.  In these discussions, a number of these stockholders characterized their recent interactions with Airgas and its representatives as Airgas in effect suggesting promises of a potential sale or auction process for the company in the spring/summer of 2011 in exchange for a vote against Air Products’ January Annual Meeting Proposal.  We further note that Air Products’ statement in its August 27 press release was qualified as being Air Products’ belief-- a qualification that Airgas has repeatedly failed to use in connection with many of its questionable statements, including those we highlighted in our letters to you on August 17, 2010 and August 6, 2010.

We also respectfully refer the Staff to Airgas’s press release and letter to stockholders dated August 30, 2010, in which Airgas publicly announced its commitment to call a special meeting of stockholders on June 21, 2011, if Air Products’ January Annual Meeting Proposal is not approved by stockholders.  In these materials, Airgas explains that its proposal would give Airgas more time as Airgas “proactively explores ways to enhance stockholder value”.  Air Products views these public statements as consistent with, and additional support for, the belief expressed in its August 27, 2010 press release.

If you have any questions regarding the contents of this letter, please contact me at the number listed above.

Respectfully,

/s/ James C. Woolery

James C. Woolery

Mellissa Campbell Duru, Esq.
Special Counsel
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3628

Copy to:

John D. Stanley, Esq.
Senior Vice President and General Counsel
Air Products and Chemicals, Inc.
7201 Hamilton Boulevard
Allentown, PA 18195-1501

VIA EDGAR, FACSIMILE and FEDERAL EXPRESS